Filed by Cummins Inc.

pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Cummins Inc.

Commission File No.: 1-4949

Contact:

Jon Mills – Director, External Communications

317-658-4540

jon.mills@cummins.com

March 11, 2024

For Immediate Release

Cummins Announces Final Exchange Ratio of 12.0298 in Split-Off of Atmus Filtration Technologies Inc.

COLUMBUS, Indiana -- Today, Cummins Inc. (NYSE: CMI) (“Cummins”) announced the final exchange ratio for its previously announced split-off exchange offer to Cummins shareholders to exchange their shares of common stock of Cummins for shares of common stock of Atmus Filtration Technologies Inc. (NYSE: ATMU) (“Atmus”) currently held by Cummins.

For each share of Cummins common stock that is validly tendered and not properly withdrawn by shareholders and that is accepted by Cummins pursuant to the exchange offer, Cummins will deliver 12.0298 shares of Atmus common stock to or at the direction of any such tendering shareholder.

Based on the final exchange ratio, Cummins currently expects to accept for exchange approximately 5,574,051 shares of Cummins common stock if the exchange offer is fully subscribed. Because the exchange offer will be subject to proration if the exchange offer is oversubscribed, the number of shares of Cummins common stock that Cummins accepts in the exchange offer may be less than the number of shares validly tendered by Cummins shareholders.

The exchange offer is currently scheduled to expire at 12:00 midnight, New York City time, at the end of the day on March 13, 2024, unless terminated or extended.

Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the dealer managers for the exchange offer.

About Cummins

Cummins Inc., a global power leader, is a corporation of complementary business segments that design, manufacture, distribute and service a broad portfolio of power solutions. Headquartered in Columbus, Indiana, Cummins employs approximately 75,500 people committed to powering a more prosperous world. It operates a robust distribution and support network in more than 190 countries and territories. Cummins reported net sales of approximately $34.1 billion for the year ended December 31, 2023.

Forward-Looking Statements

This communication contains certain statements about Cummins and Atmus that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Cummins’ and Atmus’ respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Cummins and Atmus of the exchange offer, the anticipated timing and benefits of the exchange offer, Cummins’ and Atmus’ anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Cummins’ and Atmus’ respective periodic reports filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the prospectus (the “Prospectus”) forming a part thereof, the Schedule TO and other exchange offer documents filed by Cummins or Atmus, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Cummins nor Atmus undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Atmus has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes the Prospectus. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Cummins, Atmus and related matters, and Cummins will deliver the Prospectus to holders of Cummins common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Cummins, Atmus or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Cummins has filed with the SEC a Schedule TO, which contains important information about the exchange offer.

Holders of Cummins common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Cummins and Atmus file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Cummins common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on www.okapivote.com/CumminsAtmusExchange.

Cummins has retained Okapi Partners LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-877-279-2311 (in the U.S., including Puerto Rico, and Canada) or 1-917-484-4425 (all other areas).

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